Exhibit 99.1

PRESS RELEASE
Cascades Inc. 404 Marie-Victorin Blvd., P.O. Box 30 Kingsey Falls (Québec) Canada J0A 1B0 www.cascades.com	Telephone: 819-363-5100 Fax: 819-363-5155

Cascades posts record results for the third quarter of 2015

Kingsey Falls, Québec, November 11, 2015 - Cascades Inc. (TSX: CAS), a leader in the recovery and manufacturing of green packaging and tissue paper products, announces its unaudited financial results for the three-month period ended September 30, 2015.

Q3 2015 Highlights

•	Sales of $1,026 million
(compared to $950 million in Q2 2015 (+8%) and $909 million in Q3 2014 (+13%))

•	Excluding specific items

◦	OIBD of $134 million
(compared to $103 million in Q2 2015 (+30%) and 93 million in Q3 2014 (+44%))

◦	Net earnings per common share of $0.52
(compared to $0.25 in Q2 2015 and $0.04 in Q3 2014)

◦	Greenpac contribution to net earnings per common share: $0.04
(compared to $0.03 in Q2 2015 and $0.00 in Q3 2014)

•	Including specific items

◦	OIBD of $122 million
(compared to $105 million in Q2 2015 (+16%) and $95 million in Q3 2014 (+28%))

◦	Net earnings per common share of $0.24
(compared to $0.25 in Q2 2015 and a net loss of $0.17 in Q3 2014)

•	Net debt of $1,741 million (compared to $1,693 million as of June 30, 2015), including $73 million of non-recourse net debt.

Mr. Mario Plourde, President and Chief Executive Officer, had the following comments on the most recent quarterly results: "We are pleased with the third quarter results, a result of the good performance of all our groups. Our OIBD of $134 million is a quarterly record. The difficult portfolio rationalization measures and strategic initiatives undertaken over the last few years, combined with better productivity and cost reduction measures in the Tissue Papers Group, have enabled us to benefit more fully from favourable market conditions, particularly in Canada.

Higher average selling prices, shipments and a favourable exchange rate allowed our Tissue Papers and Containerboard groups to respectively achieve record quarterly OIBD. The Specialty Products Group also significantly improved its earnings due to increased profitability in its recovery activities. In Europe, results were sequentially lower due to seasonality, but stable compared to the same period last year despite a softer market and the lack of energy credits during the quarter. Finally, our earnings per share excluding specific items continue to improve, benefiting not only from these better results but also from the increasing contribution of the Greenpac mill, which represented $0.04 per share during the third quarter."

Financial Summary

Segmented OIBD excluding specific items 1

(in millions of Canadian dollars)	Q3 2015	Q2 2015	Q3 2014

Packaging Products
Containerboard	68	55	46
Boxboard Europe	14	19	14
Specialty Products	18	14	12

Tissue Papers	43	23	32

Corporate Activities	(9)	(8)	(11)
OIBD excluding specific items	134	103	93
1 - Refer to "Supplemental Information on Non-IFRS Measures" section.

Selected consolidated information

(in millions of Canadian dollars, except amounts per common share)	Q3 2015	Q2 2015	Q3 2014

Sales	1,026	950	909
Excluding specific items[1]
Operating income before depreciation and amortization (OIBD)	134	103	93
Operating income	89	59	49
Net earnings	49	24	4
per common share	$0.52	$0.25	$0.04
Margin (OIBD)	13.1%	10.8%	10.2%
As reported
Operating income before depreciation and amortization (OIBD)	122	105	95
Operating income	77	61	51
Net earnings (loss)	22	24	(16)
per common share	$0.24	$0.25	$(0.17)
1 - Refer to "Supplemental Information on Non-IFRS Measures" section.

Results Analysis for the Three-Month Period Ended September 30, 2015 (compared to the same period last year)

In comparison with the same period last year, sales increased by 13% to $1,026 million due to a weaker Canadian dollar, higher shipments, mainly in the Tissue Papers and Containerboard groups, and higher average selling prices in the Containerboard Group. These factors more than offset lower average selling prices in the Specialty Products Group.

Operating income, excluding specific items, increased from $49 million in the third quarter of 2014 to $89 million in the third quarter of 2015. The above-mentioned factors explain most of the increase in operating income, while higher raw material costs for our Boxboard Europe Group negatively impacted results. Lower energy and operating costs resulting from improved productivity also positively contributed to operating income.

When including specific items, operating income amounted to $77 million in comparison to $51 million for the same period of last year. In the third quarter of 2015, the following specific items, before income taxes, impacted our operating income and/or net earnings:

•	an $11 million loss related to an impairment recorded on certain assets of our Specialty Products Group (operating income and net earnings)

•	a $7 million unrealized loss on derivative financial instruments (operating income and net earnings)

•
a $5 million gain related to restructuring measures in our Specialty Products Group and a $1 million gain related to the sale of a building in our Containerboard Group (operating income and net earnings)

•	a $36 million foreign exchange loss on long-term debt and financial instruments and a $1 million loss related to interest rates swaps (net earnings)

•
a $17 million gain in our share of results of associates and joint ventures, including a $15 million dilution gain resulting from the change of our equity ownership in Boralex, an associate investment (net earnings).

Net earnings, excluding specific items, amounted to $49 million ($0.52 per common share) in the third quarter of 2015 compared to $4 million ($0.04 per common share) for the same period in 2014. Including specific items, net earnings amounted to $22 million ($0.24 per common share) in the third quarter of 2015 compared to a net loss of $16 million ($0.17 per common share) in the same period in 2014.

Results Analysis for the Three-Month Period Ended September 30, 2015 (compared to the previous quarter)

In comparison to the previous quarter, sales increased by 8% to reach $1,026 million due to favourable exchange rates, higher shipments in our Tissue Papers and Containerboard groups and higher average selling prices for all our groups.

Operating income, excluding specific items, increased from $59 million in the second quarter of 2015 to $89 million in the third quarter of 2015. In addition to the above-mentioned factors, lower energy costs also contributed to offset higher raw material costs and lower seasonal volumes in Europe during the third quarter.

For further details, see the tables on IFRS and non-IFRS measures reconciliation, included herewith.

Near-Term Outlook

In commenting on the outlook, Mr. Plourde added: "For the remainder of the year, we do not expect significant changes in market conditions or recycled paper costs. The fourth quarter is historically weaker than the third due to seasonality, and 2015 should be no exception. However, we are confident that we can do better than during the same period last year.

The operating units of our Containerboard Group are benefiting from sustained demand and should maintain their good performance. As the ramp-up of its new sites and the implementation of certain initiatives to improve processes are well advanced, the Tissue Papers Group is better positioned to compete. Similar to all our other groups in North America, the Specialty Products Group should continue to benefit from the weakness of the Canadian dollar and its positive influence on demand for products of our Canadian customers. As for Europe, the latest price increase compensated for higher raw material costs, and we expect a stable performance for the last quarter."

Dividend on Common Shares

The Board of Directors of Cascades declared a quarterly dividend of $0.04 per common share to be paid December 10, 2015, to shareholders of record at the close of business on November 27, 2015. This dividend paid by Cascades is an "eligible dividend" as per the Income Tax Act (Bill C-28, Canada).

Conference Call Information

Management will comment on the 2015 third quarter financial results during a conference call to be held today at 10:00 a.m., EST.

Financial analysts, investors, media and other interested individuals are invited to listen to the conference call by dialling 1-866-229-4144 and using the access code 9334723#. The conference call, including the investor presentation, will also be broadcast live on the Cascades corporate website (www.cascades.com, Investors tab on the Home page). The broadcast replay will be available on the Cascades corporate website and by phone until November 20, 2015, by dialling 1-888-843-7419 and using the access code 9334723#.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Corporation employs close to 11,000 employees, who work in more than 90 units located in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to serve its clients with innovative products. Cascades' common shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation's products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Corporation's Securities and Exchange Commission filings.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	September 30, 2015	December 31, 2014
Assets
Current assets
Cash and cash equivalents	34	29
Accounts receivable	583	453
Current income tax assets	21	13
Inventories	499	462
Financial assets	1	1
Assets of disposal group classified as held for sale	—	72
	1,138	1,030
Long-term assets
Investments in associates and joint ventures	309	259
Property, plant and equipment	1,620	1,573
Intangible assets with finite useful life	175	183
Financial assets	15	25
Other assets	91	83
Deferred income tax assets	204	185
Goodwill and other intangible assets with indefinite useful life	340	335
	3,892	3,673
Liabilities and Equity
Current liabilities
Bank loans and advances	32	46
Trade and other payables	599	557
Current income tax liabilities	5	5
Current portion of long-term debt	28	40
Current portion of provisions for contingencies and charges	8	11
Current portion of financial liabilities and other liabilities	26	16
Liabilities of disposal group classified as held for sale	—	32
	698	707
Long-term liabilities
Long-term debt	1,715	1,556
Provisions for contingencies and charges	33	33
Financial liabilities	45	45
Other liabilities	180	191
Deferred income tax liabilities	174	138
	2,845	2,670
Equity attributable to Shareholders
Capital stock	484	483
Contributed surplus	19	18
Retained earnings	458	454
Accumulated other comprehensive loss	(38)	(62)
	923	893
Non-controlling interest	124	110
Total equity	1,047	1,003
	3,892	3,673

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars, except per-common share amounts and number of common shares) (unaudited)	2015	2014	2015	2014
Sales	1,026	909	2,886	2,682
Cost of sales and expenses
Cost of sales (including depreciation and amortization of $45 million for 3-month period (2014 — $44 million) and $133 million for 9-month period (2014 — $130 million))	850	781	2,435	2,305
Selling and administrative expenses	88	80	262	249
Gain on acquisitions, disposals and others	(1)	—	(1)	(5)
Impairment charges and restructuring costs (gain)	6	—	10	8
Foreign exchange gain	(3)	(1)	(5)	(1)
Loss (gain) on derivative financial instruments	9	(2)	19	2
	949	858	2,720	2,558
Operating income	77	51	166	124
Financing expense	22	23	69	78
Interest expense on employee future benefits	2	2	5	5
Loss on refinancing of long-term debt	—	—	19	44
Foreign exchange loss on long-term debt and financial instruments	36	24	68	17
Share of results of associates and joint ventures	(22)	(1)	(31)	1
Profit (loss) before income taxes	39	3	36	(21)
Provision for income taxes	13	21	17	14
Net earnings (loss) from continuing operations including non-controlling interest for the period	26	(18)	19	(35)
Net earnings (loss) from discontinued operations	—	3	—	(57)
Net earnings (loss) including non-controlling interest for the period	26	(15)	19	(92)
Net earnings attributable to non-controlling interest	4	1	8	8
Net earnings (loss) attributable to Shareholders for the period	22	(16)	11	(100)
Net earnings (loss) from continuing operations per common share
Basic	$0.24	$(0.20)	$0.12	$(0.45)
Diluted	$0.23	$(0.20)	$0.11	$(0.45)
Net earnings (loss) per common share
Basic	$0.24	$(0.17)	$0.12	$(1.06)
Diluted	$0.23	$(0.17)	$0.11	$(1.06)
Weighted average basic number of common shares outstanding	94,408,164	94,145,944	94,281,260	94,007,404
Weighted average number of diluted common shares	96,236,538	95,360,957	95,948,652	95,378,826

Net earnings (loss) attributable to Shareholders:
Continuing operations	22	(19)	11	(43)
Discontinued operations	—	3	—	(57)
Net earnings (loss)	22	(16)	11	(100)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	2015	2014	2015	2014
Net earnings (loss) including non-controlling interest for the period	26	(15)	19	(92)
Other comprehensive income (loss)
Items that may be reclassified subsequently to earnings
Translation adjustments
Change in foreign currency translation of foreign subsidiaries	48	20	88	21
Change in foreign currency translation related to net investment hedging activities	(38)	(24)	(78)	(25)
Income taxes	5	3	10	3
Cash flow hedges
Change in fair value of foreign exchange forward contracts	—	—	2	2
Change in fair value of interest rate swaps	2	(2)	10	(10)
Change in fair value of commodity derivative financial instruments	(1)	—	—	9
Income taxes	—	1	(4)	1
Available-for-sale financial assets	—	1	2	—
	16	(1)	30	1
Items that are reclassified to retained earnings
Actuarial gain (loss) on post-employment benefit obligations	(1)	—	9	(28)
Income taxes	—	—	(3)	8
	(1)	—	6	(20)
Other comprehensive income (loss)	15	(1)	36	(19)
Comprehensive income (loss) including non-controlling interest for the period	41	(16)	55	(111)
Comprehensive income (loss) attributable to non-controlling interest for the period	11	(2)	14	4
Comprehensive income (loss) attributable to Shareholders for the period	30	(14)	41	(115)
Comprehensive income (loss) attributable to Shareholders:
Continuing operations	30	(17)	41	(51)
Discontinued operations	—	3	—	(64)
Comprehensive income (loss)	30	(14)	41	(115)

CONSOLIDATED STATEMENTS OF EQUITY

	For the 9-month period ended September 30, 2015
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON-CONTROLLING INTEREST	TOTAL EQUITY
Balance - Beginning of period	483	18	454	(62)	893	110	1,003
Comprehensive income
Net earnings	—	—	11	—	11	8	19
Other comprehensive income	—	—	6	24	30	6	36
	—	—	17	24	41	14	55
Dividends	—	—	(11)	—	(11)	—	(11)
Stock options	1	1	—	—	2	—	2
Acquisition of non-controlling interest	—	—	(2)	—	(2)	—	(2)
Balance - End of period	484	19	458	(38)	923	124	1,047

	For the 9-month period ended September 30, 2014
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON-CONTROLLING INTEREST	TOTAL EQUITY
Balance - Beginning of period	482	17	642	(60)	1,081	113	1,194
Comprehensive income (loss)
Net earnings (loss)	—	—	(100)	—	(100)	8	(92)
Other comprehensive income (loss)	—	—	(20)	5	(15)	(4)	(19)
	—	—	(120)	5	(115)	4	(111)
Dividends	—	—	(11)	—	(11)	—	(11)
Stock options	1	1	—	—	2	—	2
Balance - End of period	483	18	511	(55)	957	117	1,074

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	2015	2014	2015	2014
Operating activities from continuing operations
Net earnings (loss) attributable to Shareholders for the period	22	(16)	11	(100)
Net earnings (loss) from discontinued operations	—	(3)	—	57
Net earnings (loss) from continuing operations	22	(19)	11	(43)
Adjustments for:
Financing expense and interest expense on employee future benefits	24	25	74	83
Loss on refinancing of long-term debt	—	—	19	44
Depreciation and amortization	45	44	133	130
Gain on acquisitions, disposals and others	(1)	—	(1)	(5)
Impairment charges and restructuring costs	6	—	7	8
Unrealized loss (gain) on derivative financial instruments	7	(2)	14	1
Foreign exchange loss on long-term debt and financial instruments	36	24	68	17
Provision for income taxes	13	21	17	14
Share of results of associates and joint ventures	(22)	(1)	(31)	1
Net earnings attributable to non-controlling interest	4	1	8	8
Net financing expense paid	(29)	(17)	(85)	(69)
Premium paid on long-term debt refinancing	—	(11)	(13)	(31)
Net income taxes received (paid)	(3)	21	(10)	21
Dividend received	7	2	11	9
Employee future benefits and others	1	(6)	(7)	(15)
	110	82	215	173
Changes in non-cash working capital components	(21)	10	(68)	(57)
	89	92	147	116
Investing activities from continuing operations
Payments for property, plant and equipment	(31)	(43)	(113)	(123)
Proceeds on disposals of property, plant and equipment	2	—	3	6
Investments in intangible and other assets	(2)	(1)	(5)	(2)
	(31)	(44)	(115)	(119)
Financing activities from continuing operations
Bank loans and advances	2	(23)	(18)	4
Change in revolving credit facilities	(40)	162	(29)	(112)
Issuance of senior notes, net of related expenses	—	—	300	833
Repayment of senior notes	—	(274)	(305)	(740)
Increase in other long-term debt	15	21	43	22
Payments of other long-term debt	(17)	(5)	(38)	(31)
Issuance of common shares	—	—	1	1
Acquisition of non-controlling interest	(2)	—	(2)	—
Dividends paid to the Corporation's Shareholders	(3)	(3)	(11)	(11)
	(45)	(122)	(59)	(34)
Change in cash and cash equivalents during the period from continuing operations	13	(74)	(27)	(37)
Change in cash and cash equivalents during the period from discontinued operations	(3)	6	33	45
Net change in cash and cash equivalents during the period	10	(68)	6	8
Currency translation on cash and cash equivalents	—	—	(1)	(1)
Cash and cash equivalents - Beginning of period	24	98	29	23
Cash and cash equivalents - End of period	34	30	34	30

SEGMENTED INFORMATION
The Corporation analyzes the performance of its operating segments based on their operating income before depreciation and amortization, which is not a measure of performance under International Financial Reporting Standards (“IFRS”); however, the chief operating decision-maker (“CODM”) uses this performance measure to assess the operating performance of each reportable segment. Earnings for each segment are prepared on the same basis as those of the Corporation. Intersegment operations are recorded on the same basis as sales to third parties, which are at fair market value. The accounting policies of the reportable segments are the same as the Corporation's accounting policies described in its most recent audited consolidated financial statements for the year ended December 31, 2014.
The Corporation's operating segments are reported in a manner consistent with the internal reporting provided to the CODM. The Chief Executive Officer has authority for resource allocation and assessment of the Corporation's performance, and is therefore the CODM.
The Corporation's operations are managed in four segments: Containerboard, Boxboard Europe, Specialty Products (which together constitute the Packaging Products of the Corporation) and Tissue Papers.

	SALES
	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	2015	2014	2015	2014
Packaging Products
Containerboard	353	310	975	886
Boxboard Europe	205	193	623	645
Specialty Products	151	145	432	431
Intersegment sales	(15)	(10)	(40)	(36)
	694	638	1,990	1,926
Tissue Papers	341	282	914	784
Intersegment sales and others	(9)	(11)	(18)	(28)
Total	1,026	909	2,886	2,682

	OPERATING INCOME (LOSS) BEFORE DEPRECIATION AND AMORTIZATION (OIBD)
	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	2015	2014	2015	2014
Packaging Products
Containerboard	71	48	178	126
Boxboard Europe	14	14	48	58
Specialty Products	12	12	36	22
	97	74	262	206
Tissue Papers	43	32	81	75
Corporate	(18)	(11)	(44)	(27)
Operating income before depreciation and amortization	122	95	299	254
Depreciation and amortization	(45)	(44)	(133)	(130)
Financing expense and interest expense on employee future benefits	(24)	(25)	(74)	(83)
Loss on refinancing of long-term debt	—	—	(19)	(44)
Foreign exchange loss on long-term debt and financial instruments	(36)	(24)	(68)	(17)
Share of results of associates and joint ventures	22	1	31	(1)
Profit (loss) before income taxes	39	3	36	(21)

	PAYMENTS FOR PROPERTY, PLANT AND EQUIPMENT
	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	2015	2014	2015	2014
Packaging Products
Containerboard	12	9	30	20
Boxboard Europe	6	22	12	29
Specialty Products	5	2	9	9
	23	33	51	58
Tissue Papers	8	25	47	57
Corporate	—	1	4	6
Total acquisitions	31	59	102	121
Proceeds on disposals of property, plant and equipment	(2)	—	(3)	(6)
Capital-lease acquisitions and included in other debts	(1)	(7)	(1)	(12)
	28	52	98	103
Acquisitions of property, plant and equipment included in ''Trade and other payables''
Beginning of period	9	10	20	33
End of period	(8)	(19)	(8)	(19)
Payments for property, plant and equipment net of proceeds on disposals	29	43	110	117

SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

Operating income before depreciation and amortization, earnings before interest, income taxes, depreciation and amortization and operating income are not measures of performance under IFRS. The Corporation includes operating income before depreciation and amortization, earnings before interest, taxes, depreciation and amortization and operating income because they are measures used by management to assess the operating and financial performance of the Corporation's operating segments. Additionally, the Corporation believes that these items provide additional measures often used by investors to assess a company's operating performance and its ability to meet debt service requirements. However, operating income before depreciation and amortization, earnings before interest, taxes, depreciation and amortization and operating income do not represent, and should not be used as a substitute for, net earnings or cash flows from operating activities as determined in accordance with IFRS, and they are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization, earnings before interest, taxes, depreciation and amortization and operating income may differ from those of other companies.

Operating income before depreciation and amortization excluding specific items, earnings before interest, income taxes, depreciation and amortization excluding specific items, operating income excluding specific items, net earnings excluding specific items and net earnings per common share excluding specific items are non-IFRS measures. The Corporation believes that it is useful for investors to be aware of specific items that have adversely or positively affected its IFRS measures, and that the above mentioned non-IFRS measures provide investors with a measure of performance with which to compare its results between periods without regard to these specific items. The Corporation's measures excluding specific items have no standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

The specific items excluded from OIBD, operating income, financing expense, net earnings and cash flow from operations mainly include charges for (reversals of) impairment of assets, charges for facility or machine closures, accelerated depreciation of assets due to restructuring measures, debt restructuring charges, gains or losses on the acquisition or sale of a business unit, discontinued operations, gains or losses on the share of results of associates and joint ventures, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, unrealized gains or losses on interest rate swaps, foreign exchange gains or losses on long-term debt and other significant items of an unusual or non-recurring nature. Although we consider these items to be non-recurring and less relevant to evaluating our performance, some of them might take place in the future and will reduce the cash available to us.

The following table reconciles net earnings (loss) and net earnings (loss) per common share with net earnings excluding specific items and net earnings per common share excluding specific items:

(in millions of Canadian dollars, except amounts per common share)	Net earnings (loss)			Net earnings (loss) per common share[1]
	Q3 2015	Q2 2015	Q3 2014	Q3 2015	Q2 2015	Q3 2014

As per IFRS	22	24	(16)	$0.24	$0.25	$(0.17)
Specific items:
Impairment charges	11	1	—	$0.08	—	—
Restructuring costs (gain)	(5)	3	—	$(0.05)	$0.02	—
Unrealized loss (gain) on financial instruments	7	(6)	(2)	$0.05	$(0.04)	$(0.01)
Loss on refinancing of long-term debt	—	19	—	—	$0.15	—
Unrealized loss on interest rates swaps	1	—	—	$0.01	—	—
Foreign exchange loss (gain) on long-term debt and financial instruments	36	(13)	24	$0.34	$(0.12)	$0.22
Share of results of associates and joint ventures	(17)	—	(2)	$(0.15)	—	$(0.02)
Included in discontinued operations, net of tax	—	(1)	1	$0.01	$(0.01)	$0.02
Tax effect on specific items, other tax adjustments and attributable to non-controlling interest[1]	(5)	(3)	(1)	—	—	—
	27	—	20	$0.28	—	$0.21
Excluding specific items	49	24	4	$0.52	$0.25	$0.04
Note 1 : Specific amounts per common share are calculated on an after-tax basis and net of the portion attributable to non-controlling interest.

Net earnings (loss), which is a performance measure defined by IFRS, is reconciled below with operating income, operating income excluding specific items and operating income before depreciation excluding specific items or earnings before interest, income taxes, depreciation and amortization excluding specific items:

(in millions of Canadian dollars)	Q3 2015	Q2 2015	Q3 2014

Net earnings (loss) attributable to Shareholders for the period	22	24	(16)
Net earnings attributable to non-controlling interest	4	2	1
Net loss (earnings) from discontinued operations for the period	—	2	(3)
Provision for income taxes	13	8	21
Share of results of associates and joint ventures	(22)	(5)	(1)
Foreign exchange loss (gain) on long-term debt and financial instruments	36	(13)	24
Financing expense, interest expense on employee future benefits and loss on refinancing of long-term debt	24	43	25
Operating income	77	61	51
Specific items:
Gain on acquisitions, disposals and others	(1)	—	—
Impairment charges	11	1	—
Restructuring costs (gain)	(5)	3	—
Unrealized loss (gain) on financial instruments	7	(6)	(2)
	12	(2)	(2)
Operating income - excluding specific items	89	59	49
Depreciation and amortization	45	44	44
Operating income before depreciation and amortization - excluding specific items	134	103	93

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